Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS AUGUST SALES

HOUSTON, TX, September 6, 2007 - Stage Stores, Inc. (NYSE: SSI) today reported total sales for the four-week August period beginning August 5, 2007 and ending September 1, 2007 of $123.5 million versus sales of $128.8 million for the prior year four-week August period beginning July 30, 2006 and ending August 26, 2006. Prior year sales results include inventory liquidation sales of $8.7 million generated by the acquired B.C. Moore stores prior to their conversion to Peebles stores. Comparable store sales for the month decreased 2.6% versus an increase of 3.8% last year.

With regard to its major merchandise categories, the Company reported that its accessories, cosmetics, dresses and plus sizes departments all achieved comparable store sales increases during August.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "We achieved better than projected August comparable store sales results due to strong back-to-school sales during the last ten days of the month, related to the later start date for Texas schools this year versus last year. While we are pleased to have exceeded our comparable store sales expectations for August, it's still too early to tell if we will see the same positive sales trends develop for September and October; therefore, we remain conservative in our overall sales and earnings outlook for the remainder of the third quarter."

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SALES SUMMARY

	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
Fiscal Period	2007	2006	2007	2006
1st Quarter	0.1%	3.2%	$358.2	$343.5
2nd Quarter	0.5	4.5	359.2	362.1
August	(2.6)	3.8	123.5	128.8
Year-To-Date (7 Mos)	(0.1)	3.8	840.9	834.4

Store Activity

During August, the Company opened a new Stage store in Raceland, Louisiana. Through the first seven months of the 2007 fiscal year, the Company has opened fifteen new stores, and plans to open an additional nine new stores in September, eleven new stores in October and twelve new stores in November.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 668 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the number of new stores that the Company plans to open during the months of September, October and November. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and

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uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 3, 2007 and other factors as may periodically be described in other Company filings with the SEC.

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